

22004348

~~Washington, D.C. 20549~~ ;ION





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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-67262

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/21_____ AND ENDING _____12/31/21_____
                                             MM/DD/YY                                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TRITON PACIFIC SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer    [ ] Security-based swap dealer    [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__34232 PACIFIC COAST HIGHWAY, SUITE B__

(No. and Street)

| DANA POINT | CA | 92629 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL CARROLL | (804) 893-3712 | mcarroll@tritonpacificsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC

(Name – if individual, state last, first, and middle name)

| 333 W. WACKER DRIVE, SUITE 600 | CHICAGO | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2009 | 3968 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

## OATH OR AFFIRMATION

I, __Michael L. Carroll__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Triton Pacific Securities, LLC__ , as of __December 31__ , 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __Chief Financial Officer/FINOP__

Sworn to me this 24ᵗʰ day of February 2022. Signer is known to me.

__Notary Public__

*[Notary seal: Michael Howard Younger, NOTARY PUBLIC, REG. #7321307, MY COMMISSION EXPIRES 08/31/2022, COMMONWEALTH OF VIRGINIA]*

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statement

December 31, 2021

# Contents

Report of Independent Registered Public Accounting Firm

[PLACEHOLDER]

**Triton Pacific Securities, LLC**
**Statement of Financial Condition**
**December 31, 2021**

### Assets

| | | |
|---|---|---:|
| Cash | $ | 146,781 |
| Commissions receivable | | 80,963 |
| Due from affiliates | | 35,547 |
| Prepaid expenses | | 38,786 |
| Right of use assets | | 78,967 |
| Property and equipment, net | | 27,986 |
| Deposits | | 5,600 |
| **Total assets** | **$** | **414,630** |

### Liabilities and Members' Equity

| | | |
|---|---|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 75,357 |
| Commissions payable | | 54,693 |
| Due to affiliates | | 2,237 |
| Lease liabilities | | 85,539 |
| Total liabilities | | 217,826 |
| Members' Equity | | 196,804 |
| **Total Liabilities and Members' Equity** | **$** | **414,630** |

The accompanying notes are an integral part of this financial statement.

# Triton Pacific Securities, LLC

## Notes to Financial Statement

### Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company engages in the private placement of securities as a broker-dealer:

### Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

**Revenue Recognition** - The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling private placements of securities for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally on the trade date.

3

**Triton Pacific Securities, LLC**

**Notes to Financial Statement**

## Note 2 – Significant Accounting Policies, Continued

**Revenue Recognition – Continued,** Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

**Use of Estimates and Assumptions -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The Company's significant estimates include its allowance for doubtful accounts. Actual results could differ from those estimates.

**Commissions receivable -** Commissions receivable balances associated with contracts with customers were $80,963 at December 31, 2021 and $59,961 at January 1, 2021. Management believes its risk of loss is minimal and accordingly, no allowance for doubtful accounts has been provided.

**Property and equipment –** Property and equipment are stated at cost, net of depreciation. Expenditures for repairs and maintenance which do not improve or extend the useful lives of assets are charged to expense. Depreciation of property and equipment is calculated using the straight line method based on the estimated useful life of the assets, ranging from three to seven years.

**Commissions payable –** Commissions payable balances consist of commissions specifically related to commissions receivable, and will be paid upon receipt of these receivables.

**Income Taxes -** The Company, with consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in this financial statement.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities from 2017 to the present, generally for three years after the tax returns are filed.

**Triton Pacific Securities, LLC**

**Notes to Financial Statement**

## Note 2 – Significant Accounting Policies, Continued

**Leases -** The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rates are the implicit rates if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rates. The implicit rate of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

## Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2021:

|  | Amount |
|---|---|
| Furniture and equipment | $ 56,109 |
| Leasehold improvements | 4,124 |
|  | 60,233 |
| Less: accumulated depreciation | (32,247) |
|  | $ 27,986 |

## Note 4 – Leases

The Company has an obligation as a lessee for office space with an initial non-cancelable term in excess of one year. In accordance with GAAP, a right of use asset and lease liability were recorded based on the present value of the future lease payments using a discounted rate of 5%, the Company's estimated incremental borrowing rate. The Company has elected the practical expedient to account for the non-lease components for all asset classes. Payments due under the lease contracts include fixed payments and an annual escalator on base rent.

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows:

| | |
|---|---|
| Operating leases: | |
| Operating lease ROU assets | $ 78,967 |
| Operating lease liabilities | 85,539 |

Other information related to leases as of December 31, 2021 was as follows:
Reduction to ROU assets resulting from reductions to lease obligations:

| | |
|---|---|
| Operating leases: | $ (63,173) |
| Weighted average remaining lease term | |
| Operating leases | 1.25 years |
| Weighted average discount rate | |
| Operating leases | 5.00% |

At December 31, 2021, the future minimum lease payments under the noncancelable operating lease liability were as follows:

| Year ending December 31, | Amount |
|---|---|
| 2022 | $ 70,672 |
| 2023 | 17,755 |
| Subtotal | 88,427 |
| Less: imputed interest | (2,888) |
| Total lease liability | 85,539 |

## Note 5 – Related Party Transactions

Certain affiliates may either pay or have paid certain expenses of the Company and receive or pay reimbursement subsequent to the transactions. A balance of $2,237 was due to Triton Pacific Capital Partners, LLC at December 31, 2021. This balance is unsecured, non-interest bearing and is due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Effective January 1, 2021, the Company amended its Expense Reimbursement Agreement with Restaurant Holdings Capital, LLC ("RHC"), an affiliate management company of the Company. Pursuant to this Expense Reimbursement Agreement, reimbursed expenses are calculated as the difference between revenue earned from commissions, less operating expenses. $34,897 of this amount was included in Due from Affiliates at December 31, 2021.

## Note 6 – Employee Benefit Plan

The Company participates in a 401(k) plan, under which Safe Harbor contributions are owed for employees who have met the service requirement. Company contributions of $40,983 were accrued at December 31, 2021.

## Note 7 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2021, the Company had net capital of $62,615, which was $53,358 in excess of its net capital requirement of $9,257. The Company's net capital ratio was 6.76 to 1.

# Triton Pacific Securities, LLC

## Notes to Financial Statement

### Note 8 – Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made to the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

### Note 9 – Subsequent Events

The Company has evaluated all subsequent events through the date this financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.